Exhibit 99.1

NR-21-03

GOLD RESERVE ANNOUNCES SALE OF SHARES TO 401(k) PLAN

SPOKANE, WASHINGTON, May 25, 2021

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) announces that it plans, subject to the approval of the TSX Venture Exchange (the “TSXV”), a non-brokered private placement to Rockne Timm, Doug Belanger and Robert McGuinness, (the “Plan Trustees”), as Trustees for the Gold Reserve Corporation 401(k) Savings Plan (the “401(k) Plan”), and James Coleman (the “Private Placement”). As previously announced, the Board of Directors recommended, and the Plan Trustees of the 401(k) Plan agreed, to use the cash contributions to the 401(k) Plan for retirement savings for U.S. based employees of the Company and its affiliates, to acquire additional Class A Common Shares for the accounts of the participating employees. In addition, Mr. Coleman, as a resident of Canada, who does not participate in the 401(k) Plan but is entitled to an equivalent payment, will use his payment to subscribe for additional Class A Common Shares.

Pursuant to the Private Placement the Company will issue up to 152,662 Class A common shares (“Shares”) at a price of CAD$1.66 per Share to the Plan Trustees and James Coleman. Further to seeking the approval of the TSXV to complete the Private Placement subject to certain standard conditions, the Company announces that it is working to execute the documentation required to effect the Private Placement.

No commission or finder’s fee was paid in connection with the Shares issued pursuant to the Private Placement.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with U.S. and Canadian Sanctions against Venezuela and/or its government officials, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. In addition, with respect to the matters disclosed in this news release there are also uncertainties and risks arising from: our ability to retain our key executives and consultants as employees or consultants or obtain relevant regulatory approvals, where required; and the share price of the Class A Common Shares at various points in time and when and if certain events affecting the Company’s business and affairs occur. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2020  which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2020 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.